UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposal of the Board of Directors to be submitted to the stockholders of Banco Bradesco S.A., at the Special Stockholders’ Meeting to be held on 10.5.2006, at 4:00 p.m.

Considering the amortization, in the current quarter, of the existing Goodwills, which on 6.30.2006 totaled R$2.055 billion, with the consequent net impact on the Company’s result in the amount of R$1.356 billion, and with the purpose of resetting the Bank’s capitalization levels, as a result of the referred amortization, we propose to increase the Capital Stock in the amount of R$1,200,000,000.00 increasing it from R$13,000,000,000.00 to R$14,200,000,000.00, by means of the issuance of 21,818,182 new book-entry registered stocks, with no par value, of which 10,909,152 are common stocks and 10,909,030 are preferred stocks, at the price of R$55.00 per stock, by means of private subscription by the stockholders in the period from October 19th, 2006 to November 20th , 2006, in the proportion of 2.226746958% on the stockholding position held by each one on the date of the Meeting (10.5.2006), with payment in cash of 100% of the amount of the subscribed stocks, on December 7 th, 2006.

The issuance price was determined based on Paragraph One of the Article 170 of Law #6,404/76, with prevalence of the weighted average of the quotations of the stocks in the market, in view of the high index of their tradability. Its determination in levels lower than the market price has as purpose to grant margin to the normal development of the operation, at the same time providing conditions for the formation of the subscription right price.

Regardless of the date of delivery of the Subscription Report, the payment of 100% of the amount of the subscribed stocks will take place on December 7th, 2006, the same date proposed for the payment of Complementary Interest on Own Capital and Dividends, and the stockholder must make an option for one of the forms provided for in the Subscription Report, as follows:

  compensation of credit of Complementary Interest on Own Capital and Dividends previously mentioned, pursuant to the Interpretative Declaratory Act of the Secretariat of the Federal Revenue #3, as of 3.14.2003. In this case, the exercise of the subscription right of the stocks will not result in any disbursement of resources on the account of the stockholders enrolled in the Bank’s registrations on October 5th , 2006;
  debit in the checking account held in Banco Bradesco S.A.;
  check to the order of the referred Banco Bradesco.

In the event of remainders of stocks, after the term for the exercise of the preemptive right has elapsed, they will be sold by means of an auction to be held on the São Paulo Stock Exchange, pursuant to the provision in letter “a” of Paragraph Seven of the Article 171 of Law #6,404/76, at the minimum unit price corresponding to 90% of the weighted average of the quotations verified on the São Paulo Stock Exchange, of the common and preferred stocks, prevailing the lowest quotation between the two types, in the last ten (10) trading floors immediately previous to the date of the official communication of the final remainders by this Bank, in compliance with the minimum subscription price to be approved at the Meeting. The entire amount determined in the operation which exceeds the subscription amount will be fully taken at credit of the “Capital Reserve - Goodwill of Stocks” account, benefiting all stockholders, indistinctly.

Proposal of the Board of Directors to be submitted to the stockholders of Banco Bradesco S.A., at the Special Stockholders’ Meeting to be held on 10.5.2006, at 4:00 p.m. 2.

The Subscription Reports will be available to the stockholders at Banco Bradesco’s branches from October 19th, 2006 to November 20th, 2006. For those with updated address in the Company’s records, a copy shall be sent by mail. The stockholders who wants to exercise his/her rights must hand in the filled Report at Bradesco’s branches until November 20th, 2006.

The stockholders whose stocks are deposited at CBLC -Brazilian Clearing and Depositary Corporation, must exercise their rights at the respective depositor Brokerage Houses until November 16th, 2006.

The stockholders not intending to exercise their preemptive rights to the subscription may negotiate them at the BOVESPA – São Paulo Stock Exchange based on the market price until November 10th, 2006, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários or another brokerage house of their preference.

Consequently, the wording of “caput” of Article 6 of the Bylaws will be amended after all the Capital Increase process is completed, which will take place at a General Meeting of ratification.

Right of the Subscribed Stocks – Entitled to Dividends and/or Monthly and possibly Complementary Interest on Own Capital to be declared as from the date of their inclusion in the stockholders’ position, which will take place after the approval of the respective process by the Central Bank of Brazil, as well as, fully, to possible advantages attributed to other stocks as from the aforementioned date.

Cidade de Deus, Osasco, SP, September 18th, 2006

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antônio Bornia	- Vice-Chairman
Mário da Silveira Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

We declare this is a true copy of the passage of the Minutes of the Special Meeting # 1,174, of the Bank’s Board of Directors, held on 9.18.2006, drawn up in the Company’s records.

Banco Bradesco S.A.
Milton Almicar Silva Vargas Executive Vice President	Domingos Figueiredo de Abreu Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19 th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.